
06014410

15 .

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Advent Wireless Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3675 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/15/06

ADVENT WIRELESS INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Advent Wireless Inc. (the "*Company*") will be held at the offices of Devlin Jensen at 2550 – 555 West Hastings Street, Vancouver, British Columbia on Tuesday, the 20th day of June, 2006, at 10:00 a.m. (the "*Meeting*"), for the following purposes:

1. To receive the financial statements of the Company for the fiscal year ended December 31, 2005, together with the auditor's report thereon and the report of the Directors of the Company.

2. To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3. To re-appoint PriceWaterhouse Coopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4. To set the number of Directors at eight.

5. To elect Directors for the ensuing year.

6. To approve the Company's 2006 Stock Option Plan, which shall be limited to 10% of the issued shares of the Company at the time of any granting of options.

7. To approve, by disinterested shareholders, reductions in the exercise prices of previously granted options held by insiders, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

8. To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 24th day of May, 2006.

BY ORDER OF THE BOARD

"Gen Wong"
President and Director

ADVENT WIRELESS INC.

MANAGEMENT INFORMATION CIRCULAR
as at **May 19, 2006** (except as indicated)

This information circular ("*Information Circular*") is provided in connection with the solicitation of proxies by the management of **Advent Wireless Inc.** (the "*Company*") for use at the Annual General Meeting of the shareholders of the Company (the "*Meeting*") to be held on **June 20, 2006,** at the offices of Devlin Jensen at 2550 – 555 West Hastings Street, Vancouver, British Columbia, at 10:00 am. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting ("*Notice of Meeting*").

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the Directors and officers of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are Directors and/or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Pacific Corporate Trust Company by fax: (604) 689-8144, by mail or by hand at: 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Pacific Corporate Trust Company by fax: (604)689-8144, by mail or by hand at: 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting. Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's shares shall be voted accordingly. **In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called "*Beneficial Shareholders*") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders **will not** appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. **As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.**

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("*ADP*"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.**

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the proxy.

RECORD DATE

The Directors of Company have set the close of business on **May 19, 2006** as the record date (the "*Record Date*") for the Meeting. Only common shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholders transfer shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise establishing ownership of such shares, requests not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee will be entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of this Information Circular. As such, all current Directors, current executive officers and persons who were Directors during the previous 12 months, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Common Shares Owned[1]
Gen Wong	President & Director	290,444
Alice Chiu	Director	1,162,083
Rebecca Chui	Director	73,333
Bill Hui	Director	Nil
Anthony Kei-Fat Chan	Director	807,562
Edgar Pang	Director, CFO & Secretary	215,466
Ken Vong	Director	294,990
Sin-Kuen Yau	Director	453,333

Notes:
(1) This information has been furnished by the respective individuals.

Other than as specifically discussed in this Information Circular, no Director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The holders of the Company's common shares of record on the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held. The Company is authorized to issue 100,000,000 common shares without par value of which **11,105,519** shares are issued and outstanding as at the Record Date. The Company has no other class of voting securities.

A quorum for the transaction of business at the Meeting is "two persons who are, or who represent by proxy, shareholders who are entitled to be voted at the meeting".

To the knowledge of the Directors and executive officers of the Company, and based on the Company's review of the records maintained by Computershare Investor Services Inc., electronic filings with the System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Co.[1] 25 The Esplanade PO Box 1038, STN A Toronto, ON M5W 1G5	3,166,032[2]	28.50%
Alice Man Yee Chiu Richmond, BC	1,162,083	10.46%

Notes:

(1) CDS is a clearing agency.

(2) The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company's shares.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following terms have the meanings set out below:

Chief Executive Officer ("*CEO*") means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer ("*CFO*") means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan ("*LTIP*") means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do no include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Stock Appreciation Rights ("*SAR's*") means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table sets out certain information respecting the compensation paid to the CEO and CFO and any other executive officer of the Company whose salary and bonus for the financial year ended December 31, 2005 exceeded $150,000, for each of the Company's last three financial years. These individuals are referred to collectively as "*Named Executive Officers*" or "*NEO's*".

NEO Name and Principal Position	Year Ended Dec 31	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Gen Wong	2005	3,000(2)	500(3)	Nil	120,000	Nil	Nil	Nil
President &	2004	3,000(2)	500(3)	Nil	110,000	Nil	Nil	Nil
Director	2003	30,798	Nil	Nil	Nil	Nil	Nil	Nil
Edgar Pang	2005	3,000(2)	2,500(3)	Nil	300,000	Nil	Nil	Nil
CFO,	2004	3,000(2)	2,500(3)	Nil	300,000	Nil	Nil	Nil
Secretary & Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Victor	2005	--	--	--	--	--	--	--
Chui(1)	2004	--	--	--	--	--	--	--
Former President	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Mr. Chui resigned as President of the Company on June 18, 2003.

(2) Effective January 1, 2004, the Directors of the Company each receive a salary of $3,000 per annum.

(3) Effective January 1, 2004, the Directors of the Company each receive a bonus of $500 for each Directors meeting personally attended by the Director.

Long-term Incentive Plan Awards

The Company made no long-term incentive plan awards during the most recently completed financial year.

Option Grants to NEOs During the Fiscal Year Ended December 31, 2005

The table below sets out stock options granted to NEOs under the Company's Stock Option Plan during the financial year ended December 31, 2005.

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options on the Date of Grant ($/Share)	Expiration Date
Gen Wong	120,000	12%	$0.26	$0.35	May 31, 2008
Edgar Pang	300,000	30%	$0.26	$0.35	May 31, 2008

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company's stock option plan during the financial year ended December 31, 2005 and the number and value of unexercised options as at December 31, 2005.

NEO Name	No. of Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Dec. 31, 2005 (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31, 2005 ($)[2] Exercisable /Unexercisable
Gen Wong	120,000	N/A	120,000	$3,600
Edgar Pang	300,000	N/A	300,000	$9,000

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on December 31, 2005 of $0.29 and the exercise price of options outstanding, multiplied by the number of common shares purchasable under such options.

Option Repricings

No options to NEOs were repriced during the financial year ended December 31, 2005.

Defined Benefit or Actuarial Plan Disclosure

The Company had no defined Benefit Plan or Actuarial Plan as at December 31, 2005.

Employment Contracts

During fiscal 2005, the Company did not have written employment contracts with any NEOs. Refer to "Compensation of Directors" below for information on other payments made by the Company to the NEOs during fiscal 2005.

Compensation of Directors

During the year ended December 31, 2005, the Directors of the Company received a salary of $3,000 per annum and an additional $500 per Director for each Director's meeting attended by the Director.

During the year ended December 31, 2005, the following Directors were paid as follows:

(i) During the year ended December 31, 2005, a total of $3,500 was paid to Gen Wong, a Director and the President of the Company, for Director's fees.

(ii) During the year ended December 31, 2005, a total of $5,500 was paid to Edgar Pang, a Director and CFO of the Company, for Director's fees.

(iii) During the year ended December 31, 2005, a total of $3,500 was paid to Alice Chiu, a Director of the Company, for Director's fees.

(iv) During the year ended December 31, 2005, a total of $3,500 was paid to Rebecca Chui, a Director of the Company, for Director's fees.

(v) During the year ended December 31, 2005, a total of $5,500 was paid to Bill Hui, a Director of the Company, for Director's fees.

(vi) During the year ended December 31, 2005, a total of $3,500 was paid to Anthony Kei-Fat Chan, a Director and the President of the Company, for Director's fees.

(vii) During the year ended December 31, 2005, a total of $5,500 was paid to Ken Vong, a Director and the President of the Company, for Director's fees.

(viii) During the year ended December 31, 2005, a total of $5,000 was paid to Sin-Kuen Yau, a Director and the President of the Company, for Director's fees.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During fiscal 2005, the Company maintained a 10% rolling stock option plan (the "*2005 Stock Option Plan*") dated May 27, 2005 which was approved by the Company's shareholders at its last Annual General Meeting held on May 27, 2005 and by the TSX Venture Exchange on July 6, 2005. Pursuant to the 2005 Stock Option Plan, the Directors, or a committee of Directors appointed by the Board, granted to Directors, officers, employees, management company employees and consultants of the Company options to purchase common shares.

The 2005 Stock Option Plan was the only equity compensation plan of the Company for fiscal 2005. The following table sets forth information with respect to the options outstanding under the 2005 Stock Option Plan as at May 19, 2006.

Plan Category	**Number of common shares to be issued upon exercise of outstanding options** (a)	**Weighted average exercise price of outstanding options** (b)	**Number of common shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** (c)
Equity Compensation Plans approved by Shareholders	1,000,000	$0.26	110,551
Equity Compensation Plans not approved by Shareholders	n/a	n/a	n/a
TOTAL:	1,000,000	$0.26	110,551

Description of the 2005 Stock Option Plan

Following is a summary of the substantive terms of the 2005 Stock Option Plan, a copy of which is available upon request from the corporate secretary of the Company.

Under the 2005 Stock Option Plan, the aggregate number of optioned shares that may be issued under the 2005 Stock Option Plan may not exceed 10% of the number of issued and outstanding common shares of the Company at the time of granting of options under the 2005 Stock Option Plan.

The Board has the discretion to grant options pursuant to the terms of the 2005 Stock Option Plan. Options may be granted to eligible persons, being: Directors, officers, employees, management company employees or consultants. Limitations on issue include: (a) no more than 5% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one optionee in any 12 month period, (b) no more than 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to any one consultant in any 12 month period, (c) no more than an aggregate of 2% of the issued common shares of the Company, calculated at the date of the grant of options, may be granted to all persons conducting investor relations activities within any 12 month period; and (d) no options may be granted if the Company is designated "inactive" by the TSX Venture Exchange.

Pursuant to the 2005 Stock Option Plan, the exercise price of options is set by the Board and can not be less than the Discounted Market Price (as such term is defined in TSX Venture Exchange policies). Options may be granted for a maximum of 5 years from the date of grant. Any options that expire unexercised or that are otherwise lawfully cancelled will be eligible for re-issue under the 2005 Stock Option Plan.

All options granted under the 2005 Stock Option Plan are non-assignable.

Vesting provisions are at the sole discretion of the Board except that options granted to consultants conducting investor relations activities will vest, at a minimum, over a period of not less than 12 months as to 25% on the date that is three months from the date of grant and a further 25% on each successive date that is three months from the date of the previous vesting.

Any reduction in exercise price of an option previously granted to an insider requires disinterested shareholder approval.

Options will expire immediately upon the optionee leaving his or her employment/office except that:

(a) in the case of death of an optionee, any vested options held by the deceased at the date of death will become exercisable by the optionee's estate until the earlier of one year after the date of death and the date of expiration of the term otherwise applicable to such option;

(b) options granted to a person conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 30 days after the date such person ceases to conduct such activities, but only to the extent that such optionee was vested in the option at the date the optionee ceased to conduct such activities;

(c) options granted to an optionee other than one conducting investor relations activities may be extended, at the discretion of the Board, for a period of up to 90 days after the optionee ceases to be employed/provide services but only to the extent that such optionee was vested in the option at the date the optionee ceased to be employed/ provide services; and

(d) in the case of an optionee dismissed from employment/service for cause, such options, whether vested or not, will immediately terminate without right to exercise same.

Pursuant to TSX Venture Exchange policies, the Company must seek shareholder approval annually for 10% rolling stock option plans. The 2006 stock option plan that management will present to the shareholders for approval this year will contain substantially the same terms as the 2005 Stock Option Plan. Refer to "*Particulars of Matters to be Acted Upon – 6. 2006 Stock Option Plan*" for further details on the stock option plan that management will be seeking approval for this year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, executive officer, employee, proposed nominee for Director or any associate or affiliate of any of them or any former executive officer, Director or employee of the Company has been indebted to the Company for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines "*informed person*" to mean any of the following: (a) a Director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

During year ended December 31, 2005, no management functions of the Company were to any substantial degree performed by a person other than the Directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("*NI 58-101*") requires that each reporting company disclose its corporate governance practices on an annual basis. The Company's general approach to corporate governance is summarized below.

Board of Directors

Independence

Section 1.4 of Multilateral Instrument 52-110 – *Audit Committees* ("*MI 52-110*") sets out the standard for director independence. Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, six of the eight members of the Board are independent. The members who are independent are Alice Chiu, Rebecca Chui, Bill Hui, Anthony Kei-Fat Chan; Ken Vong and Sin-Kuen Yau. Gen Wong is not independent by virtue of the fact that he is an executive officer of the Company (President). Edgar Pang is not independent by virtue of the fact that he is an executive officer of the Company (CFO).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors are in attendance at all Board meetings.

Other Directorships

No Directors of the Company serve as Directors of any other reporting issuers or reporting issuer equivalents.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through reports and presentations at the Board meetings. Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

A Code of Ethical Business Conduct is currently under review by the Board.

Nomination of Directors

The Board does not have a nominations committee or a formal procedure with respect to the nomination of directors. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Compensation Committee

In fiscal 2005, the Board of Directors of the Company appointed a Compensation Committee composed of three directors: Bill Hui, Ken Vong and Sin-Kuen Yau. During fiscal 2005, none of these Directors were officers or employees of the Company.

The primary purpose of the Compensation Committee is to act as administrator of the Company's stock option plan; review forms of compensation to be provided to the officers and employees, including stock compensation; discharge the Board's responsibilities relating to compensation of executive officers, in accordance with applicable rules and regulations; grant options to purchase common shares of the Company to employees and executive officers; and review and make recommendations to the Board regarding all forms of compensation to be provided to the directors of the Company, including stock compensation.

Audit Committee

The Audit Committee is comprised of Bill Hui, Ken Vong and Sin-Kuen Yau, who are financially literate in accordance with national securities legislation.

Mr. Hui has served on the Audit Committee for three years. Mr. Hui has a degree in Business Studies, and a Masters in Business Administration. Mr. Hui is the founder of Conett Developments Ltd., and has served as the President of Conett Developments for over 15 years.

Mr. Vong has a degree in Business Studies and a Masters in Computer Science. Mr. Vong served as the Vice-President of Am-Call Paging Corporation for over 10 years, and is currently a self-employed investment consultant.

Mr. Yau has served on the Audit Committee for over ten years. Mr. Yau has a strong background in Sales & Marketing, and was a Sales Manager with Am-Call Wireless Inc. for over 10 years. Mr. Yau is currently a self-employed sales & media consultant.

Applying the definition set out in section 1.4 of MI 52-110, all three members of the Audit Committee are independent.

The Committee's mandate includes reviewing (i) the financial statements, reports and other financially-based information provided to shareholders, regulators and others; (ii) the internal controls that management and the Board have established; and (iii) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Audit Committee monitors the financial reporting process and internal control system; reviews and appraises the work of the external auditors; and provides an open avenue of communication between the external auditors, senior management and the Board.

A copy of the Audit Committee's Charter is attached hereto as Schedule "A".

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board. The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, "*audit fees*" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "*Audit-related fees*" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "*Tax fees*" are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning. "*All other fees*" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2005	$49,000	Nil	Nil	Nil
December 31, 2004	$44,500	Nil	Nil	Nil

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2005. A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2. Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3. Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of PriceWaterhouse Coopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

4. Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at eight.

5. Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors. Each Director elected will hold office until the close of the next Annual General Meeting, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management's nominees for election as Directors, all offices in the Company each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 19, 2006.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Number of Shares Beneficially Owned or Controlled[1]
GEN WONG Richmond, BC *Director & President*	Vice-President, Am-Call Wireless Inc. (1995-Present)	April 2, 2003	290,444
ALICE CHIU West Vancouver, BC *Director*	PR Manager, Am-Call Wireless Inc. (1994-Present)	February 6, 2004	1,162,083
REBECCA CHUI North Vancouver, BC *Director*	Administration Manager, Am-Call Wireless Inc. (1992-Present)	February 6, 2004	73,333
BILL HUI[2] [3] Vancouver, BC *Director*	President (Founder) Conett Developments Ltd.	June 18, 2003	Nil
ANTHONY KEI-FAT CHAN Coquitlam, BC *Director*	Vice-President, Am-Call Wireless Inc. (1993-Present)	April 24, 1992	807,562
EDGAR PANG Markham, ON *Director, CFO & Secretary*	Vice-President-Finance, Am-Call Wireless Inc. (1991-2004), President, Am-Call Wireless Inc. (2004-Present)	April 24, 1992	215,466
KEN VONG[2] [3] Richmond, BC *Director*	Self-employed consultant (2001-Present), Vice-President, Am-Call Paging Corp. (1992-2001)	November 1, 2004	294,990
SIN-KUEN YAU[2] [3] Vancouver, BC *Director*	Sales Manager, Am-Call Wireless Inc. (1992-2004), Self-Employed Consultant (2004-Present)	April 24, 1992	453,333

Notes:

(1) This information has been furnished by the respective Directors.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

6. 2006 Stock Option Plan

The policies of the TSX Venture Exchange require all listed companies to establish an incentive stock option plan and to have the plan presented to shareholders for approval. At the Meeting, the management of the Company will ask the shareholders to approve a rolling 10% stock option plan for 2006 (the "*2006 Stock Option Plan*"). The 2006 Stock Option Plan will consist of shares of the Company's authorized but unissued common shares and will be limited to 10% of the issued common shares of the Company at the time of any granting of options (on a non-diluted basis). Any previously granted options will be deemed to be accepted into and governed by the 2006 Stock Option Plan, and if any options granted expire or terminate for any reason without having been exercised in full, the unpurchased shares shall again be available under the 2006 Stock Option Plan.

The terms of the 2006 Stock Option Plan are substantially the same as the 2005 Stock Option Plan, which are summarized above under "*Description of the 2005 Stock Option Plan*".

In addition, a complete copy of the 2006 Stock Option Plan is attached hereto as Schedule "B".

The Company is asking Shareholders to approve the following resolutions:

"Resolved that, subject to regulatory approval:

1. the Company's 2006 stock option plan (the *"2006 Stock Option Plan")* be and it is hereby adopted and approved;

2. the Board of Directors be authorized to grant options under and subject to the terms and conditions of the 2006 Stock Option Plan, which may be exercised to purchase up to 10% of the issued common shares of the Company;

3. the outstanding stock options which have been granted prior to the implementation of the 2006 Stock Option Plan shall, for the purpose of calculating the number of stock options that may be granted under the 2006 Stock Option Plan, be treated as options granted under the 2006 Stock Option Plan; and

4. the Directors and officers of the Company be authorized and directed to perform such acts and deeds and things and execute all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

7. Disinterested Amendments To Incentive Stock Options Held By Insiders

TSX Venture Exchange policy also requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of options granted to insiders. This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders. For the purposes of the approval to the resolution described under this section, "*disinterested shareholder approval*" means a simple majority of all shares voted, with any shares owned by insiders of the Company, either directly or beneficially, being excluded from such vote.

During the past fiscal year, the Company has not reduced the price of any incentive stock options held by insiders. However, the approval of disinterested shareholders will be sought at the Meeting for such reductions, which may occur in the ensuing year.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in its comparative financial statements and management's discussion and analysis for the Company's most recently completed financial year. Copies of this information are available either on SEDAR or by contacting the Company at its offices located at #1103 – 3779 Sexsmith Road, Richmond, British Columbia V6X 3Z9, Phone: (604) 279-8868; Fax: (604) 270-0880.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 24th day of May, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS

"*Gen Wong*"
President & Director

Schedule "A"
to Information Circular of
Advent Wireless Inc. (May 24, 2006)

AUDIT COMMITTEE CHARTER

I. Responsibilities

The Audit Committee (the "*Committee*") of the Board of Directors (the "*Board*") of Advent Wireless Inc. (the "*Company*") is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing (1) the financial statements, reports and other financially-based information provided to shareholders, regulators and others, (2) the internal controls that management and the Board have established and (3) the audit, accounting and financial reporting processes generally. In meeting these responsibilities, the Committee will:

(a) monitor the financial reporting process and internal control system;

(b) review and appraise the work of the external auditors; and

(c) provide an open avenue of communication between the external auditors, senior management and the Board.

The external auditors are accountable to the shareholders through the Committee. The Committee is responsible for ensuring that the external auditors comply with the requirements stipulated in this Charter and satisfying itself of the external auditors' independence.

II. Authority

The Board grants the Committee the authority to:

(a) engage independent counsel and other advisers as it determines necessary to carry out its duties;

(b) set and pay compensation for any advisers employed by the Committee; and

(c) communicate directly and indirectly with internal and external auditors.

III. Composition and Expertise

The Committee shall yearly appoint the Committee members (the "*Members*") and shall be comprised of a minimum of three Members. Each Member shall be a director of the Company. Each Member must satisfy the requirements mandated by *Multilateral Instrument 52-110 – Audit Committees* ("*MI 52-110*") (see Appendix 1 for the definitions of each).

The Members of the Committee shall be elected annually by the Board at the first meeting of the Board following the annual general meeting. Unless a Chairperson is elected by the Board, the Members of the Committee may designate a Chairperson by majority vote of the full Committee.

IV. Duties and Responsibilities

In order to carry out its responsibilities and duties, the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter, at least annually.

2. Review the Company's annual and quarterly financial statements including MD&A and recommend their acceptance to the Board prior to their filing or public release. The Committee shall determine whether the financial statements are complete, reliable and consistent, and fairly and accurately state the financial results and condition of the Company, and are in accordance with the relevant generally accepted accounting principles (GAAP).

3. Review the Company's annual and interim earnings releases before their public release by the Company.

4. Review any reports or other financial information submitted to any securities regulator, stock exchange or other authority or released to the shareholders or the public, including any certification, report, prospectus, opinion or review rendered by the external auditors.

5. Review related compliance policies and reports received from regulators.

6. Review certain disclosure in Annual Information Form as required by Form 52-110F1 including in respect of this Committee's Charter, the composition of this Committee, the education and experience of Members, the reliance on certain exemptions, if applicable, and external auditor service fees.

External Auditors

7. Recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services and compensation to be paid to the external auditors.

8. Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting.

9. On an annual basis, obtain from the external auditors a formal written statement delineating all relationships between the auditors and the Company, in accordance with Independence Standards Board Standard No. 1.

10. On an annual basis, review and discuss with the external auditors all significant relationships or services that may impact the auditors' independence and objectivity.

11. Review the performance of the external auditors and approve any proposed discharge of the external auditors when circumstances warrant, recognizing the auditor's ultimate accountability to the Board.

12. Periodically consult with the external auditors out of the presence of management about internal controls and the fullness and accuracy of the financial statements.

13. Approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

Financial Reporting Processes

14. In consultation with the external auditors, review the scope and integrity of the financial reporting processes, both internal and external.

15. Consider the external auditors' judgments about the quality and appropriateness of the accounting principles as applied in the Company's financial reporting.

16. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the external auditors or management.

17. Monitor the risks that are germane to the industry in which the Company operates including hedging, derivative trading and environmental concerns.

18. Be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure and the periodic assessment of such procedures.

Process Improvement

19. Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting on auditing matters.

20. Establish a system of reporting to the Committee by each of management and the external auditors regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

21. Following completion of the annual audit, review separately with each of management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

22. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

23. Review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

Legal Compliance

24. Ensure that management has the proper review system in place so that the Company's financial statements, reports and other financial information satisfy all legal and regulatory requirements.

25. Review the qualifications of the accounting and financial personnel.

26. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

27. Review, with the Company's counsel, any legal or regulatory matter that could have a material impact on the Company's financial statements.

General

28. Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

29. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and retain independent counsel, accountants or other advisers to assist it in the conduct of any such investigation.

30. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate including (i) at least annually with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately, and (ii) quarterly with the external auditors and management to review the Company's financial statements. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of the Company.

The Chairperson will, in consultation with the other members of the Committee and appropriate officers of the Company, establish the agenda for each Committee meeting. Any Member may submit items to be included on the agenda. Members may also raise subjects that are not on the agenda at any meeting. The Chairperson or a majority of the Members may call a meeting of the Committee at any time. A majority of the number of Members selected by the Board will constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Members present at a meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law or the Company's bylaws. The Chairperson will supervise the conduct of the meetings and will have other responsibilities as the Committee may specify from time to time. A secretary of the meeting will be selected and will be responsible for transcribing the minutes of the Meeting.

Resources

The Committee shall have complete access to all appropriate Company personnel in order to secure all information necessary to fulfill its duties.

VI. Annual Review

At least annually, the Committee will (a) review this Charter and recommend any changes to the Board and (b) evaluate its own performance against the requirements of this charter and report the results of this evaluation to the Board. The evaluation will include establishment of the goals and objectives of the Committee for the upcoming year.

APPENDIX 1
To Audit Committee Charter

Meaning of "Independence"

(1) A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.

(2) For the purposes of subsection (1), a material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an Company:

(a) an individual who is, or has been, an employee or executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(b) an individual whose immediate family member is, or has been, an executive officer of the Company, unless the prescribed period has elapsed since the end of the service or employment;

(c) an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(d) an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Company, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

(e) an individual who is, or has been, or whose immediate family member is or has been, an executive officer of an entity if any of the Company's current executive officers serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f) an individual who

(i) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(ii) receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

(g) an individual who is an affiliated entity of the Company or any of its subsidiary entities."

(4) For the purposes of subsection (3), the prescribed period is the shorter of

(a) the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and

(b) the three year period ending immediately prior to the determination required by subsection (3).

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), compensatory fees and direct compensation do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company if the compensation is not contingent in any way on continued service.

(7) For the purposes of subclause 3(f)(i), the indirect acceptance by a person of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a) a person's spouse, minor child or stepchild, or a child or stepchild who shares the person's home; or

(b) an entity in which such person is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

(8) Despite subsection (3), a person will not be considered to have a material relationship with the Company solely because he or she

(a) has previously acted as an interim chief executive officer of the Company, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or any board committee, other than on a full-time basis.

Meaning of "Financial Literacy"

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Schedule "B"
to Information Circular of
Advent Wireless Inc. (May 24, 2006)

SHARE OPTION PLAN
(the "*Plan*")

Dated for Reference June 20, 2006

ARTICLE 1
PURPOSE AND INTERPRETATION

Purpose

1.1 The purpose of this Plan will be to advance the interests of Advent Wireless Inc. (the "*Company*") by encouraging equity participation in the Company through the acquisition of common shares (the "*Shares*") of the Company. It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies (the "*TSX-V Policies*") of the TSX Venture Exchange (the "*TSX-V*") and any inconsistencies between this Plan and the TSX-V Policies, whether due to inadvertence or changes in TSX-V Policies, will be resolved in favour of the TSX-V Policies.

Definitions

2.1 In this Plan:

"***Affiliate***" means a company that is a parent or subsidiary of the Company, or that is controlled by the same entity as the Company;

"***Associate***" has the meaning assigned by the Securities Act;

"***Board***" means the board of directors of the Company or any committee thereof duly empowered or authorized to grant options under this Plan;

"***Change of Control***" includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i) any one Person holds a sufficient number of voting shares of the Company or resulting company to affect materially the control of the Company or resulting company, or,

(ii) any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of the Company or its successor to affect materially the control of the Company or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of the Company or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of the Company or its successor is deemed to materially affect the control of the Company or its successor;

"***Company***" means Advent Wireless Inc. and includes, unless the context otherwise requires, all of its subsidiaries of affiliates and successors according to law;

"***Consultant***" means an individual or Consultant Company, other than an Employee, Officer or Director that:

(i) provides on an ongoing *bona fide* basis, consulting, technical, managerial or like services to the Company or an Affiliate of the Company, other than services provided in relation to a Distribution;

(ii) provides the services under a written contract between the Company or an Affiliate and the individual or the Consultant Company;

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the business and affairs of the Company or an Affiliate of the Company; and

(iv) has a relationship with the Company or an Affiliate that enables the individual or Consultant Company to be knowledgeable about the business and affairs of the Company;

"***Consultant Company***" means for an individual consultant, a company or partnership of which the Person is an employee, shareholder or partner;

"***Directors***" means the directors of the Company as may be elected from time to time;

"***Discounted Market Price***" has the meaning assigned by Policy 1.1 of the TSX-V Policies;

"***Disinterested Shareholder Approval***" means approval by a majority of the votes cast by all the Company's shareholders at a duly constituted shareholders' meeting, excluding votes attached to shares beneficially owned by Service Providers or their Associates;

"***Distribution***" has the meaning assigned by the Securities Act, and generally refers to a distribution of securities by the Company from treasury;

"***Effective Date***" for an Option means the date of grant of the Option by the Board;

"***Employee***" means:

(i) an individual who is considered an employee under the ***Income Tax Act*** (i.e., for whom income tax, employment insurance and CPP deductions must be made at source);

(ii) an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii) an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions need not be made at source;

"***Exercise Price***" means the amount payable per Optioned Share on the exercise of an Option, as specified in the Option Commitment relating to such Option;

"***Expiry Date***" means the day on which an Option lapses as specified in the Option Commitment relating to such Option or in accordance with the terms of this Plan;

"***Insider***" means:

(i) an insider as defined in the TSX-V Policies or as defined in securities legislation applicable to the Company; or

(ii) an Associate of any person who is an Insider by virtue of (i) above;

"***Investor Relations Activities***" has the meaning assigned by Policy 1.1 of the TSX-V Policies, and means generally any activities or communications that can reasonably be seen to be intended to or be primarily intended to promote the merits or awareness of or the purchase or sale of securities of the Company;

"***Listed Shares***" means the number of issued and outstanding Shares of the Company that have been accepted for listing on the TSX-V, but excluding dilutive securities not yet converted into Listed Shares;

"***Management Company Employee***" means an individual employed by another Person providing management services to the Company which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged primarily in Investor Relations Activities;

"***Officer***" means a duly appointed senior officer of the Company;

"***Option***" means the right granted under this Plan to a Service Provider to purchase Optioned Shares;

"***Option Commitment***" means the notice of grant of an Option delivered by the Company to a Service Provider and substantially in the form of Schedule "A" (as to an Option without vesting provisions) or Schedule "B" (as to an Option with vesting provisions) attached hereto;

"***Optioned Shares***" means Shares that may be issued in the future to a Service Provider upon the exercise of an Option;

"***Optionee***" means the recipient of an Option granted under this Plan;

"***Outstanding Shares***" means at the relevant time, the number of outstanding Shares of the Company from time to time;

"***Participant***" means a Service Provider that becomes an Optionee;

"***Person***" means a company or an individual;

"***Plan***" means this Share Option Plan, the terms of which are set out herein or as may be amended;

"***Regulatory Approval***" means the approval to the TSX-V and any other securities regulatory authority that may have lawful jurisdiction over this Plan and any Options granted under this Plan;

"***Securities Act***" means the *Securities Act*, R.S.B.C. 1996, c.418, as amended from time to time;

"***Service Provider***" means a Person who is a *bona fide* Director, Officer, Employee, Management Company Employee or Consultant, and also includes a company, of which 100% of the share capital is beneficially owned by one or more Service Providers;

"***Share Compensation Arrangement***" means any Option under this Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to a Service Provider;

"***Shareholders Approval***" means approval by a majority of the votes cast by eligible shareholders at a duly constituted shareholders' meeting;

"***Shares***" means the common shares of the Company, which Shares are listed on the TSX-V;

"***TSX-V***" means the TSX Venture Exchange and any successor thereto; and

"***TSX-V Policies***" means the rules and policies of the TSX-V as amended from time to time.

ARTICLE 2
SHARE OPTION PLAN

Establishment of Share Option Plan

2.1 There is hereby established this Plan to recognize contributions made by Service Providers and to create an incentive for their continuing assistance to the Company and its Affiliates.

Shares Issuable under the Plan

2.2 Subject to the requirements of the TSX-V, the aggregate number of Optioned Shares that may be issuable pursuant to Options granted under this Plan will not exceed 10% of the number of issued Shares of the Company at the time of the granting of Options under the Plan.

Eligibility

2.3 Options to purchase Optioned Shares may be granted under this Plan to Service Providers from time to time by the Board. A Service Provider that is a corporate entity will be required to undertake in writing not to effect or permit any transfer of ownership or option of any of its shares, nor issue more of its shares (so as to indirectly transfer the benefits of an Option), as long as such Option remains outstanding, unless the written permission of the TSX-V and the Company is first obtained.

Options Granted Under this Plan

2.4 All Options granted under this Plan will be evidenced by an Option Commitment substantially in the forms attached hereto as Schedule "A" or Schedule "B", showing the number of Optioned Shares, the term of the Option, the Exercise Price and a reference to vesting terms, if any.

2.5 Subject to specific variations approved by the Board, all terms and conditions set out in this Plan will be deemed to be incorporated into and form part of an Option Commitment made hereunder.

Limitations on Issue

2.6 Subject to paragraph 2.9, the following restrictions on issuance of Options are applicable under this Plan:

(a) no more than 5% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Optionee in any 12 month period unless the Company is a Tier 1 company on the TSX-V and has obtained disinterested shareholder approval;

(b) no more than 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to any one Consultant in any 12 month period;

(c) no more than an aggregate of 2% of the issued Shares of the Company, calculated at the date the Option is granted, may be granted to all Employees conducting Investor Relations Activities in any 12 month period; and

(d) no Options can be granted under this Plan (i) while the Company is on notice from the TSX-V that the TSX-V will transfer its listing to NEX and (ii) while the Company's shares trade on NEX.

Options Not Exercised

2.7 In the event an Option granted under this Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to exercise of the Option, the Optioned Shares that were issuable thereunder will be returned to the Plan and will be eligible for re-issue.

Powers of the Board

2.8 The Board will be responsible for the general administration of this Plan and the proper execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, the Board has the power to:

(a) allot Shares for issuance in connection with the exercise of Options;

(b) grant Options under this Plan;

(c) subject to Regulatory Approval, amend, suspend, terminate or discontinue this Plan, or revoke or alter any action taken in connection therewith, except that no general amendment or suspension of this Plan will, without the written consent of all Optionees, alter or impair any Option previously granted under this Plan unless as a result of a change in TSX-V Policies or the Company's tier classification;

(d) delegate all or such portion of its powers under this Plan as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized so to do; and

(e) may in its sole discretion amend this Plan (except for previously granted and outstanding Options) to reduce the benefits that may be granted to Service Providers (before a particular Option is granted) subject to the other terms of this Plan.

Terms or Amendments Requiring Disinterested Shareholder Approval

2.9 The Company will be required to obtain Disinterested Shareholder Approval prior to any reduction in the Exercise Price of an Option previously granted to an Insider.

ARTICLE 3
TERMS AND CONDITIONS OF OPTIONS

Exercise Price

3.1 The Exercise Price of an Option will be set by the Board at the time such Option is granted under this Plan, and cannot be less than the Discounted Market Price.

Term of Option

3.2 An Option can be exercisable for a maximum of five (5) years from the Effective Date during such time as the company is a Tier 2 company on the TSX-V and ten (10) years from the Effective Date during such time as the company is a Tier 1 company on the TSX-V.

3.3 Subject to paragraph 3.2, the term of an Option will be set by the Board at the time such Option is granted under this Plan.

Option Amendment

3.4 Subject to section 2.9, the Exercise Price of an Option may be amended only if at least six (6) months have elapsed since the later of the date of commencement of the term of the Option or the date of the last amendment of the Exercise Price.

3.5 An Option must be outstanding for at least one year before the Company may extend its term, subject to the limits contained in paragraph 3.2.

3.6 Any proposed amendment to the terms of an Option must be approved by the TSX-V prior to the exercise of such Option.

Vesting of Options

3.7 Vesting of Options is at the discretion of the Board and will generally be subject to:

(a) the Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; or

(b) remaining as a Director of the Company or any of its subsidiaries or Affiliates during the vesting period.

Vesting of Options Granted for Investor Relations Activities

3.8 Options granted to Consultants conducting Investor Relations Activities will vest:

(a) over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or

(b) such longer vesting period as the Board may determine.

Optionee Ceasing to be Director, Employee or Service Provider

3.9 The Option will expire immediately at such time as and no Option may be exercised after the Service Provider has left his or her employment/office or has been advised that his or her services are no longer required or that his or her service contract has expired, except as follows:

(a) in the case of the death of an Optionee, any vested Option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option;

(b) Options granted to a Service Provider conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of 30 days from the date the Optionee ceases to conduct such activities during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to conduct such activities;

(c) Options granted to an Optionee other than one conducting Investor Relations Activities may be extended, at the discretion of the Board, for up to a maximum period of up to 90 days from the date the Optionee ceases to be employed with or provide services to the Company during such time as the Company is a Tier 2 company on the TSX-V or for such other time period as the Board may determine during such time as the Company is a Tier 1 company on the TSX-V, but only to the extent that such Optionee was vested in the Option at the date the Optionee ceased to be so employed or provide services to the company; and

(d) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Non-Assignable

3.10 Subject to paragraph 3.9(a), all Options will be exercisable only by the Optionee to whom they are granted and will not be assignable or transferable.

Adjustment of the Number of Optioned Shares

3.11 The number of Shares subject to an Option will be subject to adjustment in the event and in the manner following:

(a) in the event of a subdivision of Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a greater number of Shares, the Company will thereafter deliver at the time of purchase of Optioned Shares, in addition to the number of Optioned Shares in respect of which the right to purchase is then being exercised, such additional number of Shares as result from the subdivision without an Optionee making any additional payment or giving any other consideration therefore;

(b) in the event of a consolidation of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, into a lesser number of Shares, the Company will thereafter deliver and an Optionee will accept, at the time of purchase of Optioned Shares, in lieu of the number of Optioned Shares in respect of which the right to purchase is then being exercised, the lesser number of Shares as result from the consolidation;

(c) in the event of any change of the Shares as constituted on the date of this Plan, at any time while an Option is in effect, the Company will thereafter deliver at the time of purchase of Optioned Shares the number of shares of the appropriate class resulting from the said change as an Optionee would have been entitled to receive in respect of the number of Shares so purchased had the right to purchase been exercised before such change;

(d) in the event of a capital reorganization, reclassification or change of outstanding equity shares (other than a change in the par value thereof) of the Company, a consolidation, merger or amalgamation of the Company with or into any other company or a sale of the property of the Company as or substantially as an entirety at any time while an Option is in effect, an Optionee will thereafter have the right to purchase and receive, in lieu of the Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option, the kind and amount of shares and other securities and property receivable upon such capital reorganization, reclassification, change, consolidation, merger, amalgamation or sale which the holder of a number of Shares equal to the number of Optioned Shares immediately theretofore purchasable and receivable upon the exercise of the Option would have received as a result thereof. The subdivision or consolidation of Shares at any time outstanding (whether with or without par value) will not be deemed to be a capital reorganization or a reclassification of the capital of the Company for the purposes of this sub-paragraph 3.11(d);

(e) an adjustment will take effect at the time of the event giving rise to the adjustment and the adjustments provided for in this paragraph are cumulative;

(f) the Company will not be required to issue fractional shares in satisfaction of its obligations under this Plan. Any fractional interest in a Share that would, except for the provisions of this sub-paragraph 3.11(f), be deliverable upon the exercise of an Option will be cancelled and will not be deliverable by the Company; and

(g) if any questions arise at any time with respect to the Exercise Price or number of Optioned Shares deliverable upon exercise of an Option in any of the events set out in this paragraph 3.11, such questions will be conclusively determined by the Company's auditors, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia (or in the city of the Company's principal executive office) that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

ARTICLE 4
COMMITMENT AND EXERCISE PROCEDURES

Option Commitment

4.1 Upon grant of an Option pursuant to this Plan, an authorized Director or Officer of the Company will deliver to the Optionee an Option Commitment detailing the terms of such Options and upon such delivery the Optionee will be subject to this Plan and have the right to purchase the Optioned Shares at the Exercise Price set out in such Option Commitment, subject to the terms and conditions of this Plan.

Manner of Exercise

4.2 An Optionee who wishes to exercise his or her Option may do so by delivering to the Company:

(a) a written notice specifying the number of Optioned Shares being acquired pursuant to the Option; and

(b) cash or a certified cheque payable to the Company for the aggregate Exercise Price for the Optioned Shares being acquired.

Delivery of Certificate and Hold Periods

4.3 As soon as practicable after receipt of the notice of exercise described in paragraph 4.2 and payment in full for the Optioned Shares being acquired, the Company will direct its transfer agent to issue a certificate to the Optionee for the appropriate number of Optioned Shares. Such certificate will bear a legend stipulating any resale restrictions required under applicable securities laws. The certificate will also bear a legend stipulating that the Optioned Shares are subject to a four month TSX-V hold period commencing the date of the Option Commitment.

ARTICLE 5
GENERAL

Employment and Services

5.1 Nothing contained in this Plan will confer upon or imply in favour of any Optionee any right with respect to office, employment or provision of services with the Company, or interfere in any way with the right of the Company to lawfully terminate the Optionee's office, employment or service at any time pursuant to the arrangements pertaining to same. Participation in this Plan by an Optionee will be voluntary.

No Representation or Warranty

5.2 The Company makes no representation or warranty as to the future market value of Optioned Shares issued in accordance with the provisions of this Plan or to the effect of the *Income Tax Act* (Canada) or any other taxing statute governing the Options or the Optioned Shares issuable thereunder or the tax consequences to a Service Provider. Compliance with applicable securities laws as to the disclosure and resale obligations of each Participant is the responsibility of such Participant and not the Company.

Interpretation

5.3 This Plan will be governed and construed in accordance with the laws of the Province of British Columbia.

Amendment of this Plan

5.4 The Board reserves the right, in its absolute discretion, to at any time amend, modify or terminate this Plan with respect to all Optioned Shares in respect of Options which have not yet been granted hereunder. Any amendment to any provision of this Plan will be subject to any necessary Regulatory Approvals unless the effect of such amendment is intended to reduce (but not to increase) the benefits of this Plan to Service Providers.

SCHEDULE "A"

ADVENT WIRELESS INC.
SHARE OPTION PLAN DATED JUNE 20, 2006

OPTION COMMITMENT
[No Vesting Provision]

Notice is hereby given that, effective this ______ day of ____________________, 200__ (the "*Effective Date*"), **ADVENT WIRELESS INC.** (the "*Company*") has granted to ____ (the "*Service Provider*") an Option to acquire _____________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of ____________________, 200__ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of $_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ______________________________ of the Company, entitled to receive Options under TSX-V Policies.

ADVENT WIRELESS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____

[*Service Provider*]

SCHEDULE "B"

ADVENT WIRELESS INC.
SHARE OPTION PLAN DATED JUNE 20, 2006

OPTION COMMITMENT
[Vesting Provisions]

Notice is hereby given that, effective this ______ day of ____________________, 200__ (the "*Effective Date*"), **ADVENT WIRELESS INC.** (the "*Company*") has granted to ____ (the "*Service Provider*") an Option to acquire ______________ Shares (the "*Optioned Shares*") until 4:30 p.m. (Vancouver Time) on the ____ day of ____________________, 200__ (the "*Expiry Date*") at an exercise price (the "*Exercise Price*") of $_____ per Optioned Share.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated.

Optioned Shares will vest as follows:

____
____
____
____
____

To exercise your Option, you must deliver to the Company a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter and will bear a minimum four month non-transferability legend from the date of this Option Commitment.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide [EMPLOYEE/ CONSULTANT/ MANAGEMENT COMPANY EMPLOYEE] ______________________________ of the Company, entitled to receive Options under TSX-V Policies.

ADVENT WIRELESS INC.

Authorized Signatory

By signature hereunder, [*Service Provider*] hereby acknowledges receipt of this Option Commitment and hereby consents to the Company's collection, use and disclosure of his/her personal information for the purposes of the Company's grant of the Option evidenced by this Option Commitment. [*Service Provider*] further acknowledges that, from time to time, the Company may be required to disclose such personal information to securities regulatory authorities and stock exchanges and, by providing such personal information to the Company, [*Service Provider*] hereby expressly consents to such disclosure.

____
[Service Provider]

Advent Wireless Inc.

Consolidated Financial Statements
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

March 31, 2006

Auditors' Report

To the Shareholders of
Advent Wireless Inc.

We have audited the consolidated balance sheets of **Advent Wireless Inc.** as at December 31, 2005 and 2004 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Advent Wireless Inc.

Consolidated Balance Sheets

As at December 31, 2005 and 2004

	2005 $	2004 $
Assets		
Current assets		
Cash and cash equivalents	2,164,124	1,535,153
Accounts receivable	2,271,114	1,909,606
Inventories	754,870	562,694
Deposits and prepaid expenses	136,781	34,708
	5,326,889	4,042,161
Property and equipment (note 4)	1,874,133	1,897,589
Intangible assets (note 5)	151,019	285,928
Future income tax asset (note 9(b))	130,600	98,000
	7,482,641	6,323,678
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,334,988	2,630,370
Income taxes payable	202,971	460,491
Deferred revenue	31,572	47,365
Mortgage loans (note 6)	-	246,095
	3,569,531	3,384,321
Customer deposits	8,599	11,163
	3,578,130	3,395,484
Shareholders' Equity		
Capital stock (note 7)	3,791,160	3,791,160
Contributed surplus (note 7)	891,687	569,137
Deficit	(778,336)	(1,432,103)
	3,904,511	2,928,194
	7,482,641	6,323,678

Commitments (note 10)

Approved by the Board of Directors

_______________ Director



_______________ Director



Advent Wireless Inc.

Consolidated Statements of Deficit

For the years ended December 31, 2005 and 2004

	2005 $	2004 $
Deficit - Beginning of year	(1,432,103)	(1,733,684)
Net earnings for the year	653,767	301,581
Deficit - End of year	(778,336)	(1,432,103)

Advent Wireless Inc.

Consolidated Statements of Earnings

For the years ended December 31, 2005 and 2004

	2005 $	2004 $
Revenue	16,539,523	14,767,090
Cost of sales	10,339,785	8,862,177
	6,199,738	5,904,913
Expenses		
General and administration	4,293,119	4,166,252
Stock-based compensation	322,550	569,137
Amortization of property and equipment	162,738	145,437
Amortization of intangible assets	134,909	132,339
Bank charges and interest	56,655	55,335
Interest on mortgage loans	-	18,835
Loss on sale of retail location (note 3)	-	4,506
	4,969,971	5,091,841
Earnings before income taxes	1,229,767	813,072
Provision for income taxes (note 9)	(576,000)	(511,491)
Net earnings for the year	653,767	301,581
Earnings per share (note 8)		
Basic	0.059	0.027
Diluted	0.054	0.027

Advent Wireless Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005 $	2004 $
Cash flows from operating activities		
Net earnings for the year	653,767	301,581
Items not affecting cash		
Amortization of property and equipment	162,738	145,437
Amortization of intangible assets	134,909	132,339
Stock-based compensation	322,550	569,137
Loss on sale of retail location		4,506
Future income taxes	(32,600)	51,000
	1,241,364	1,204,000
Changes in non-cash working capital		
Accounts receivable	(361,508)	(323,682)
Inventories	(192,176)	44,837
Deposits and prepaid expenses	(102,073)	256,161
Accounts payable and accrued liabilities	704,618	614,478
Income taxes payable	(257,521)	460,491
Deferred revenue	(15,793)	(13,666)
	(224,453)	1,038,619
	1,016,911	2,242,619
Cash flows from investing activities		
Purchase of property and equipment	(139,281)	(526,984)
Proceeds from sale of retail location	-	50,000
	(139,281)	(476,984)
Cash flows from financing activities		
(Decrease) increase in customer deposits	(2,564)	1,086
Advances from shareholders	-	50,000
Repayment of advances from shareholders	-	(300,000)
Repayment of mortgage loans	(246,095)	(198,334)
	(248,659)	(447,248)
Increase in cash and cash equivalents	628,971	1,318,387
Cash and cash equivalents - Beginning of year	1,535,153	216,766
Cash and cash equivalents - End of year	2,164,124	1,535,153
Supplementary cash flow information		
Interest paid	21,085	37,039
Interest received	13,265	4,927
Taxes paid	865,000	-

1 Nature of operations

Advent Wireless Inc., together with its wholly-owned subsidiary, (the company), is an independent specialty retailer of cellular and wireless products, services and accessories, with 17 stores in Canada (11 in Toronto and 6 in Vancouver).

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Advent Wireless Inc. and its wholly-owned subsidiary, Am-Call Wireless Inc.

Revenue recognition

The company earns revenue from several sources. The principal sources of revenue to the company and recognition of these revenues for financial statement purposes are as follows:

a) Sales of cellular phones, pagers, and related products are recognized when goods are sold to customers, which is usually at the point of sale through one of its retail stores.

b) Monthly commission revenue in connection with cellular phones activation is recorded in the month in which services are provided.

c) Pager and airtime rental is recognized as revenue when services are provided.

Inventories

Inventories are valued at the lower of cost and net realizable value.

Property and equipment

Property and equipment are stated at cost. Amortization is provided at the following annual rates:

Building	4% declining balance
Computer hardware, paging services operating system and terminal	30% declining balance
Signs, furniture, fixtures and equipment	20% declining balance
Leasehold improvements	straight-line over terms of leases

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds estimated net cash flows, the assets are written down to fair value.

The paging services operating system is used for paging and cellular phone customers in the areas of operator assistance, secretarial, answering, customer billing and recording functions. The cost of the system consists of computer hardware, software, development and staff training costs.

Intangible assets

Intangible assets with finite lives acquired in a business acquisition or other transaction are amortized on a straight-line basis over their estimated useful lives as follows:

Non-competition agreements	3 years
Customer contracts and related customer relationships	5 years

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by management comparing the carrying amount to the estimated future net cash flows the assets are expected to generate. Where the carrying value exceeds the estimated net cash flows the assets are written down to fair value.

Deferred revenue

Deferred revenue represents payments received in advance from customers for pager rentals and monthly air-time charges.

Customer deposits

Customer deposits represent security deposits for rental pagers to be refunded to customers upon the termination of rental contracts. Such deposits are not likely to be refunded within the next 12 months in the normal course of business.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Cash and cash equivalents

Cash and cash equivalents consist of cash in bank, bank lines of credit and highly liquid securities with maturities of 90 days or less from the date of purchase, which are an integral part of the company's cash management.

Stock-based compensation plans

The company has stock-based compensation plans as described in note 7. The company accounts for stock option grants under these plans using the fair value method of accounting for stock-based compensation. Accordingly, the company measures the fair value of stock option grants and records that fair value as compensation expense over the vesting period of those grants, and an equal amount is recorded in contributed surplus. Upon exercise of stock option, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

Income taxes

Income taxes are calculated using the liability method of tax allocation accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising from the acquisitions of assets or business may result in future income tax liabilities or assets.

Variable Interest Entities

Effective January 1, 2005, the company adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline had no impact on the financial statements.

3 Business acquisition and disposal

Effective November 1, 2003, the company acquired certain assets from Cellular Master Inc. (CMI), including property leases and leasehold improvements related to retail locations in Ontario, customer contracts and related customer relationships, inventory and the associated Rogers Dealer Agreement. The total cash consideration paid was $357,194.

During the year ended December 31, 2004, the company sold a retail location previously acquired from CMI, including leasehold improvements and related customer contracts and relationships for a loss of $4,506. The total cash proceeds were $50,000.

4 Property and equipment

			2005	2004
	Cost $	**Accumulated amortization** $	**Net** $	**Net** $
Land	718,860	-	718,860	718,860
Building	1,081,187	228,739	852,448	836,141
Leasehold improvements	510,787	301,946	208,841	251,836
Paging services operating system and terminal	129,207	123,882	5,325	7,344
Furniture, fixtures and equipment	143,309	126,634	16,675	11,519
Computer hardware	137,024	91,550	45,474	46,005
Signs	78,624	52,114	26,510	25,884
	2,798,998	924,865	1,874,133	1,897,589

5 Intangible assets

			2005	2004
	Cost $	**Accumulated amortization** $	**Net** $	**Net** $
Non-competition agreements	300,000	216,666	83,334	183,333
Customer contracts and related customer relationships	133,819	66,134	67,685	102,595
	433,819	282,800	151,019	285,928

6 Mortgage loans

	2005 $	2004 $
Mortgage with interest at prime plus 0.75% and term ending May 30, 2004, monthly repayments of $1,072 including interest, amortized over a remaining term of 11 years, secured by retail premises	-	109,643
Mortgage with interest at prime plus 0.875% and term ending September 30, 2004, monthly repayments of $3,150 including interest, amortized over a remaining term of 16 years, secured by retail premises	-	136,452
	-	246,095

7 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $
Balance - December 31, 2003, 2004 and 2005	11,105,519	3,791,160

Stock options

On November 25, 2004, the company issued 1,000,000 stock options to certain directors and employees of the company at an exercise price of $0.51 per share. These options vested immediately and expire on November 24, 2005.

On November 25, 2005, the company issued 1,000,000 stock options to certain directors and employees of the company at an exercise price of $0.26 per share. These options vested immediately and expire on May 31, 2008.

A summary of the company's stock option plan as at December 31, 2005 and 2004 and changes during the years ended on the dates is presented below:

	Options (000's)	Weighted average exercise price $
Outstanding - December 31, 2003 (zero options exercisable)	-	-
Granted	1,000	0.51
Exercised	-	-
Expired	-	-
Outstanding - December 31, 2004 (1,000,000 options exercisable)	1,000	0.51
Granted	1,000	0.26
Exercised	-	-
Expired	(1,000)	0.51
Outstanding - December 31, 2005 (1,000,000 options exercisable)	1,000	0.26

The fair value of the 1,000,000 stock options granted in 2005 was $322,550 (2004 - $569,137). The fair value of these options was determined using a Black-Scholes option pricing model, using the following assumptions:

	2005 $	2004 $
Risk-free interest rate	2.63%	2.70%
Dividend yield	Nil%	Nil%
Expected life	2-1/2 years	1 year
Volatility	195%	214%

8 Earnings per share

	2005 $	2004 $
Net earnings applicable to common shares	653,767	301,581
Weighted average number of common stock outstanding	11,105,519	11,105,519
Effect of dilutive stock options	1,000,000	232,159
Weighted average number of diluted common stock outstanding	12,105,519	11,337,678
Basic earnings per share	0.059	0.027
Diluted earnings per share	0.054	0.027

9 Income taxes

a) Income tax rate reconciliation:

The effective income tax rate differs from the statutory rate that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to earnings before taxes. These differences result from the following items:

	2005	**2004**
Combined Canadian basic federal and provincial income tax rate	35.99%	36.02%
	$	**$**
Income tax provision at statutory rate	442,593	292,869
Increase (decrease) resulting from:		
Income tax expense (recovery) at statutory rate		
Permanent differences	135,276	219,319
Effect of change in statutory tax rates	-	1,515
Other	(1,869)	(2,212)
Income tax expense	576,000	511,491

b) Significant components of the company's future income tax assets are as follows:

	2005 **$**	**2004** **$**
Non-capital losses	-	5,000
Property and equipment	82,600	39,000
Intangible assets	48,000	54,000
	130,600	98,000
As reported in the balance sheet:		
Current future income tax asset	-	-
Non-current future income tax asset	130,600	98,000
	130,600	98,000

Future income tax assets are evaluated and if realization is not considered more likely than not a valuation allowance is provided.

10 Commitments

The company has entered into leases for 16 retail and office premises that expire between 2006 and 2010. Minimum lease payments are as follows:

	$
2006	333,656
2007	271,566
2008	217,456
2009	87,611
2010	57,868
2011 and thereafter	68,000
	1,036,157

The company has an operating line of credit of $300,000 guaranteed by a general security agreement and an assignment of books debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5%. No amount has been drawn under this line of credit at December 31, 2005 (2004 - $nil).

In 2005, the company also secured a second operating line of credit for $250,000, guaranteed by real property and bearing interest at prime rate plus 0.75%. There was no utilization of this line of credit as at December 31, 2005.

The company has entered into purchase agreements for certain properties during 2005. These agreements require payments of $22,260 in 2006 and $365,064 in 2007. At December 31, 2005, $89,040 had been paid as deposits on these properties.

11 Financial instruments

Fair values of financial assets and liabilities

In management's opinion, the book values of financial assets and liabilities approximate the fair values of these instruments. The following summarizes the major methods and assumptions used in estimating the fair value of financial instruments:

a) Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair values due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, and income taxes payable.

b) Rates currently available to the company for mortgage loans with similar terms and remaining maturities are used to estimate the fair value of existing borrowings.

Interest rate risk exposure

All of the company's financial assets and liabilities are non-interest bearing except cash and cash equivalents, which bear a floating interest rate, and the operating line of credit, which bears interest as described in note 10.

Credit risk and economic dependence

For the years ended December 31, 2005 and 2004, the company earned a significant portion of its revenue from Rogers Wireless. The company's exposure to credit risk is limited to the carrying value of its accounts receivable. As at December 31, 2005, approximately 99% (2004 - 97%) of the accounts receivable balance and 46% (2004 - 59%) of revenues for the year then ended were derived as commissions revenue from Rogers Wireless, a subsidiary of Rogers Communications Inc.

12 Related party transactions

During the year ended December 31, 2005, rent amounting to $6,000 (2004 - $10,750) was paid to a director of the company. The amounts have been paid in the normal course of business and determined based on other similar arrangement with unrelated parties.

ADVENT WIRELESS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis is effective March 31, 2006 and should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes for the year ended December 31, 2005. All amounts are in Canadian dollars. Additional information, including the Company's Annual Information Form ("AIF"), can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

OVERVIEW

Advent Wireless Inc., together with its wholly owned subsidiary, Am-Call Wireless Inc., is an independent specialty retailer of cellular and wireless products, services and accessories. As at December 31, 2005, the Company operates 17 stores in Canada, of which 11 are in Toronto, Ontario and 6 are in Vancouver, British Columbia.

OVERALL PERFORMANCE

The year 2005 was another year of growth in both revenue and net earnings for the Company. Revenue increased by 12% from $14,767,090 in 2004 to $16,539,523 in 2005 while net earning jumped 117% from $301,581 to $653,767 during the same period of time. Basic earnings per share improved to $0.059 from $0.027, with diluted earnings per share at $0.054 up from $0.027

The increase in revenue and net earnings was the result of a continued growth in the Company's cellular phone business. The total number of cellular subscriber base increased by 8% year over year, from 70,929 as at December 31, 2004 to 76,718 as at December 31, 2005.

While cellular subscriber base increased, the Company's paging subscriber base decreased 31% from 682 as at December 31, 2004 to 471 as at December 31, 2005. The Canadian paging market has been on the decline since the introduction of cellular phones about 10 years ago and the ensuing shrinkage in the Company's paging subscriber base has rendered that segment of our business negligible, making up less than 1% of total revenue in 2005.

During 2005, the Company opened two new stores, one each in Toronto and Vancouver, but also closed one in Vancouver early in the year. This brought the total number of stores to 17 (Toronto-11, Vancouver-6) as at December 31, 2005.

Consolidated cash and cash equivalent balance as at December 31, 2005 stood at $2,164,124, compared to $1,535,153 in 2004. The increase in cash position is the combined result of increased sales and efficient cost control in 2005.

Advent is in a good position to capitalize on the ever growing telecommunications industry in Canada. The Company has a strong retail network in Toronto and Vancouver, two of the most vibrant cities in the country, has an experienced management team which has been operating in this industry for over 10 years, has a strong balance sheet with healthy cash flow. The Company is well prepared to take advantage of the opportunities as well as manage any challenges it faces.

SELECTED ANNUAL INFORMATION

	Dec-05	Dec-04	Dec-03
Revenue	16,539,523	14,767,090	10,447,526
Earnings before income taxes	1,229,767	813,072	163,750
Income Tax expense (recovery)	576,000	511,491	(149,000)
Net earnings	653,767	301,581	312,750
Assets	7,482,641	6,323,678	4,838,905
Liabilities	3,578,130	3,395,484	2,781,429
Basic earnings per share	0.059	0.027	0.052
Diluted earnings per share	0.054	0.027	0.052

The increase in annual sales revenue is due to the growth in the Company's retail cellular business generated from its 17 retail store throughout Toronto and Vancouver. The acquisition of a competitor in late 2003 improved the Company's market share, as evidenced by the 41% increase in sales revenue from 2003 to 2004, as compared to the 12% increase from 2004 to 2005.

The acquisition also created cost savings in the areas of general and administrative expenses especially in advertising and promotion as well as certain back office administrative personnel expenses, resulting in increased earnings in 2004 which continued into 2005.

Although the paging segment of the business continued to decrease, it has not negatively impacted the Company's revenue and income due to the fact that the paging segment accounted for only a very small percentage of the overall business. The focus of the Company is now on its core business of cellular services.

RESULTS OF OPERATIONS

Revenue increased by 12% from $14,767,090 in 2004 to $16,539,523 in 2005. Earnings before income taxes improved by 51% from $813,072 in the year 2004 to $1,229,767 in 2005. After making provision for income taxes, net earning for the year 2005 was $653,767, compared to $301,581 in the year 2004, an increase of 117%.

Gross profit margin for the year 2005 dropped to 37% from the previous year's 40%. As the market matures, the Company found it necessary to stay aggressive in its pricing to maintain market share throughout the year, especially in the traditional "Back to School" and Christmas Holiday selling periods.

The Company was able to maintain General and Administration expenses increase to 3% year over year, even with an increase in the number of stores and personnel. This is a result of good expense control measures throughout the year.

On November 25, 2005, the Company issued 1,000,000 stock options to certain directors and employees at an exercise price of $0.26 per share. The fair value of these 1,000,000 stock options was determined to be $322,550, and was expensed in the year 2005 according to Section 3870 of the Canadian Institute of Chartered Accountants Handbook. The 1,000,000 stock options issued in 2004 expired on November 24, 2005, without any stock option being exercised.

Depreciation & Amortization increased by 12% in 2005. The increase in these expenses was due to new store openings and renovation of several existing stores throughout 2005.

Bank interest and charges remained almost the same in 2004 and 2005. The slight increase was due to increase credit card expenses in 2005 as sales volume increased. Since the Company had no mortgage and shareholders loan outstanding in 2005, bank interest expense was limited to bank overdraft which rarely happened.

As a result of the increased earnings, basic earnings per share improved to $0.059 from $0.027 in 2004.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05
Revenue	2,866,248	3,489,358	4,117,182	4,294,302	3,533,488	2,990,478	4,608,241	5,407,316
Net earnings	17,538	465,216	38,410	(219,583)	223,667	117,921	372,606	(60,427)
Basic earnings per share	0.002	0.042	0.003	(0.020)	0.020	0.011	0.033	(0.005)
Diluted earnings per share	0.002	0.042	0.003	(0.020)	0.018	0.010	0.031	(0.005)

Historically, the Company's strongest quarters are the 3rd and 4th quarter, making up 61% of annual sales revenue in 2005 and 57% in 2004. The "Back to school" and "Christmas holiday" selling seasons in these two quarters are tied closely to traditional consumer spending trends in this country.

In 2005, the Company experienced a slow down in business in the 2nd quarter, but rebounded nicely in the 3rd and finished strong in the 4th quarter.

LIQUIDITY

The Company's cash and cash equivalents balance increased to $2,164,124 at December 31, 2005, compared to $1,535,153 at December 31, 2004, an increase of $628,971, or 41%. Working capital improved to $1,757,358 as at December 31, 2005, compared to $657,840 as at December 31, 2004, an increase of 167%.

During 2005, operating activities generated $1,016,911 in cash flow, compared to $2,242,619 generated in 2004. This decrease was a result of an increase in inventory level, increase in deposits on two commercial condominium units and the payment of the Company's 2004 Federal and Provincial taxes as well as 2005 tax installments.

During 2005, the Company also used cash for repayment of two mortgage loans. This followed the Company's policy of maintaining debt and interest expenses to a minimum. This also came after the repayment of all shareholders loans and two mortgage loans in 2004.

The Company expects that its internally generated cash flow and bank credit facilities will be sufficient to fund future operations and growth.

SUMMARY OF CONTRACTUAL OBLIGATIONS

The Company has entered into sixteen leases for its retail and office premises. These leases are normally 5 years with various expiry dates. The future minimum operating lease commitments are as follows:

Year	
2006	$333,656
2007	$271,566
2008	$217,456
2009	$87,611
2010	$57,868
2011 & thereafter	$68,000

In June 2005, the Company entered into an Agreement of Purchase and Sale to acquire two units in a commercial condominium project known as "The Landmark shopping Centre" in Toronto, Ontario. This proposed shopping centre has 300,000 sq.ft. of retail space and over 1500 parking spaces. The scheduled completion date is September 2007.

Purchase price of the two units combined is $445,200, payable as follows:

- 5% upon signing of agreement
- 15% 30 – 90 days following the signing of agreement
- 5% on June 1 2006
- 10% on the possession date
- Balance on the Closing date

As at December 31, 2005, 20% of the purchase price ($89,040.00) had been paid.

CAPITAL RESOURCES

The Company has two revolving lines of credit with two Canadian Chartered banks. The first one is under Am Call Wireless and has a limit of $300,000, guaranteed by the parent Company, a general security agreement and an assignment of book debts, inventory and fire insurance proceeds, bearing interest at prime rate plus 1.5%. There was no outstanding under this line of credit as at December 31, 2005.

The Company also has a second operating line of credit for $250,000, secured by mortgages and bearing interest at prime rate plus 0.75%. There was also no utilization of this line of credit as at December 31, 2005.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangement in place at December 31, 2005, other than the operating leases and the Agreement of Purchase and Sale referred to in the Summary of Contractual Obligations.

TRANSACTION WITH RELATED PARTIES

The Company also paid rent amounting to $6,000 to a director of the Company during the year ended December 31, 2005. Such rent was $10,750 during the year ended December 31, 2004.

PROPOSED TRANSACTIONS

The proposed purchase of the two commercial condominium units in Toronto has been discussed under "Summary of Contractual Obligations".

CRITICAL ACCOUNTING ESTIMATES

There have been no significant changes in accounting policies or estimates since the fiscal year end December 31, 2005, such policies or estimates have been described in note 2 to the Consolidated Financial Statements in the Company's 2005 annual report, as well as in the accompanying MD&A.

FINANCIAL INSTRUMENTS

The Company's operations did not require the use of derivative financial instruments such as swaps, futures or hedging contracts, and the Company has no plans to use any of them in the foreseeable future.

RISK FACTORS

The Company depends heavily on its service provider, Rogers Wireless Inc., to provide innovative and competitive products and services to the marketplace. This has happened in the past and Management is confident that it will continue in the future.

The Company does not expose itself to high credit risk as only a small percentage of its sales are on credit terms. However, a significant percentage of its receivables are from Rogers Wireless, a subsidiary of Rogers Communications Inc.

Other risk factors include intense competition in the wireless telecommunications industry, technological changes causing product obsolescence and changes in the regulatory environment. Management is reviewing all these risk factors regularly.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements that are made based on management's judgment and expectations, but are inherently subject to risks and uncertainties beyond management and the Corporation's control. These risks and uncertainties include economic conditions, market fluctuations, interest rate, regulatory change and competitive developments. Actual results may differ materially from those anticipated in the forward-looking statements.

Advent Wireless Inc.

(the "Issuer")

Annual Request Form

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B9

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Issuer.

I confirm that I am the **REGISTERED** owner of ____________________ shares of the Issuer.

SIGNATURE OF SHAREHOLDER: ________________________ DATE: __________

CUSIP: 00762S106

IMPORTANT VOTING INFORMATION

YOUR VOTE IS IMPORTANT! PLEASE VOTE TODAY!

SECURITYHOLDERS* THAT RECEIVE THIS FORM MAY VOTE ON THE INTERNET OR BY TELEPHONE ANYTIME, 24 HOURS A DAY, 7 DAYS A WEEK. This method is quick and easy and your vote will be immediately registered and tabulated.

If you are a registered securityholder you will have received a **proxy** with this form, the notice of meeting and information circular. **If you are a Non-Objecting Beneficial Owner ("NOBO")** and the issuer has chosen to mail directly to you, you will have received a **Voting Instruction Form ("VIF")** instead of a proxy. If you hold securities in this issue with more than one institution or hold a portion in a registered position and a portion with a financial institution, you may receive multiple packages from multiple institutions with different voting instructions in each. Please be sure to carefully follow the voting instructions provided in each case to ensure that your vote is counted. For example, control numbers provided by ADP on their VIF will not work on the internet and telephone systems described below.

With your proxy or the VIF in hand, our time-saving automated services will prompt you to enter your ID and Code numbers located below your name and address on the proxy or VIF and then guide you through the voting process. If your ID and code numbers are not on the proxy or VIF, they should be printed on the back of this flyer*. The system enables you to revote at a later time, if you wish to change your vote prior to the cut-off time indicated on the proxy or VIF. **Do not mail the printed proxy or VIF if you have voted by the internet or telephone.**

Holders whose securities are registered in a company name are encouraged to deliver their proxy or VIF by the traditional methods of mail or fax in order that they may concurrently provide evidence of authority to sign.

** If your name, address, ID and code are not printed on the enclosed form of proxy, VIF or on the back of this flyer, you are an Objecting Beneficial Owner that has not consented to having your name disclosed to the issuer for direct mailing of shareholder materials, and this flyer has been sent to you in error by the intermediary. Such security owners are not able to use the electronic voting options described herein.*

INTERNET VOTING *24 Hours a Day*

Website: http://webvote.pctc.com
Find your ID and code on your proxy or VIF and have it ready before you log in.

If you would like to receive notice of and access to issuers' material over the Internet in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING *24 Hours a Day*

Toll-Free Number: 1 888 TEL VOTE (1 888 835 8683)
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RETURN YOUR PROXY BY MAIL OR FAX

PACIFIC CORPORATE TRUST COMPANY
510 Burrard Street 2nd Floor Vancouver BC V6C 3B9

FAX: 604 689 8144

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed*** **by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the holder had specified an affirmative vote; **OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any poll*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at **http://webvote.pctc.com.** ***To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.***

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at **1-888-Tel-Vote (1-888-835-8683)**. ***Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.***

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF ADVENT WIRELESS INC.

TO BE HELD AT THE OFFICES OF DEVLIN JENSEN AT 2550 - 555 WEST HASTINGS STREET, VANCOUVER, BC ON TUESDAY, June 20, 2006, AT 10:00 a.m.

I/We being holder(s) of the Company hereby appoint GEN WONG, a Director of the Company, or failing this person, **EDGAR PANG**, a Director of the Company, or in the place of the foregoing, ***(print the name)*** ______________________________, as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

OFFICE OF INTERNATIONAL CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION,FILE NO 82-3675
450 FIFTH STREET N.W. MAIL STOP 3-7
WASHINGTON DC 20549
USA

2670

Registered Shareholder Id 0
Registered Shareholder Code 0

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To re-appoint PriceWaterhouse Coopers LLP, as auditors of the Company.		N/A	
2. Ratification of the acts, deeds and conduct of the Directors.			N/A
3. To set the number of Directors at eight.			N/A
4. (a) To elect as Director, Gen Wong.		N/A	
(b) To elect as Director, Alice Chiu.		N/A	
(c) To elect as Director, Rebecca Chui.		N/A	
(d) To elect as Director, Bill Hui.		N/A	
(e) To elect as Director, Anthony Kei-Fat Chan.		N/A	
(f) To elect as Director, Edgar Pang.		N/A	
(g) To elect as Director, Ken Vong.		N/A	
(h) To elect as Director, Sin-Kuen Yau.		N/A	
5. To approve the 2006 Stock Option Plan.			N/A
6. To approve amendments to Options.			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.		N/A	